Exhibit 99.1

CollPlant Successfully Bio-Prints 200cc Commercial-Size Regenerative Breast
Implants and Reports Additional Positive Pre-Clinical Data

-	Bio-printing technology now enables fabrication of 200cc implant size and above to address future commercial demand.
-	Interim pre-clinical data shows tissue growth including regeneration of maturing connective tissue as well as neovascularization, synchronized with progressive implant degradation.
-	No adverse tissue reaction was observed.
-	Large-animal studies with commercial-size implants are currently underway with results expected in Q4 2024 and Q1 2025.

REHOVOT, Israel, June 6th, 2024 – CollPlant Biotechnologies (Nasdaq: CLGN), a regenerative and aesthetics medicine company developing innovative technologies and products based on its non-animal-derived recombinant human collagen (rhCollagen) for tissue regeneration and organ manufacturing, today announced that it has successfully printed for the first-time breast implants of 200 cc, which are commercial size. These implants were printed using CollPlant’s proprietary rhCollagen bioinks. In addition, CollPlant announced additional, positive, interim preclinical data from ongoing large-animal studies, evaluating its regenerative breast implants. Currently there are no other commercial products that allow regeneration of soft tissues such as the breast.

“Through the development of regenerative breast implants, CollPlant is establishing the technological building blocks that are essential for tissue and organ manufacturing. We believe this will position CollPlant as a market leader in the field of regenerative medicine, in accordance with the Company’s vision statement” said Yehiel Tal, CollPlant’s Chief Executive Officer. “During the last year we have upgraded our bioprinting process and capabilities to fabricate 200CC-size implants, which will be included in future studies. The data we see from the animal studies, such as tissue regeneration, are very encouraging and we are looking forward to reporting results from additional ongoing animal studies in the fourth quarter of this year and in the first quarter of 2025.”

Additional positive data from CollPlant’s pre-clinical studies that are currently underway show evidence of well-developed connective tissue containing blood vessels (i.e., neovascularization) within the implant. Progressing tissue ingrowth within the implant was also observed confirming tissue regeneration. An initial biodegradation process was observed, while preserving the original structure of the 3D breast implant. No adverse tissue reaction was observed, confirming the safety profile of this novel implant in development.

The most common breast augmentation or reconstruction procedures today are based on synthetic silicone breast implantations, an artificial substitution for natural regenerated tissue with risks of complications.

In the U.S. alone, hundreds of thousands of people per year experience adverse events that range from autoimmune symptoms to the very serious breast implant-associated anaplastic large cell lymphoma (BIA-ALCL). CollPlant’s rhCollagen-based, 3D-bioprinted breast implants that are comprised of CollPlant’s proprietary plant-derived rhCollagen and other biomaterials, are expected to regenerate breast tissue without eliciting immune response, and therefore may provide a revolutionary alternative for aesthetic and reconstructive procedures, including postmastectomy for cancer patients.

In addition, CollPlant’s regenerative breast implants have the potential to provide a novel solution for women in the need for breast reconstruction and augmentation, the need of which is sizeable, as it is the second most common plastic surgery procedure that is performed worldwide today.

In December of 2023, CollPlant initiated an additional large-animal study to evaluate commercial-size versions of the 3D-bioprinted, regenerative breast implants. This study will be used to obtain data to support subsequent human studies and future product commercialization. CollPlant expects to report topline data from this study, and an additional ongoing study, in the fourth quarter of this year and first quarter of next year.

Forward-Looking Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant’s objectives plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that CollPlant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s history of significant losses, its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; the Company’s expectations regarding the costs and timing of commencing and/or concluding pre-clinical and clinical trials with respect to breast implants, tissues and organs which are based on its rhCollagen based Bioink and other products for medical aesthetics, and specifically the Company’s ability to initiate its next large-animal study for its breast implants in a timely manner, or at all; the Company’s or it strategic partners’ ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen based bioink and medical aesthetics products including but not limited to acceptance of an application for marketing authorization review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the Company’s rhCollagen based products, in 3D Bioprinting and medical aesthetics; the Company’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third party distributors and resellers; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations, including its partnership with AbbVie and its ability to continue to receive milestone and royalties payments under the AbbVie agreement; the Company’s reliance on third parties to conduct some or all aspects of its product development and manufacturing; the scope of protection the Company is able to establish and maintain for intellectual property rights and the Company’s ability to operate its business without infringing the intellectual property rights of others; current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates, including, with respect to the ongoing war in Israel, projected capital expenditures and liquidity, changes in the Company’s strategy, and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant are contained under the heading “Risk Factors” included in CollPlant’s most recent annual report on Form 20-F filed with the SEC, and in other filings that CollPlant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s current views with respect to future events, and CollPlant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

CollPlant:

Eran Rotem

Deputy CEO & CFO

Tel: + 972-73-2325600

Eran@CollPlant.com

Investors:

LifeSci Advisors
Dan Ferry
daniel@lifesciadvisors.com

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